SCHEDULE 14A

   Proxy Statement Pursuant to Section 14(a) of the Securities
             Exchange Act of 1934 (Amendment No.  )

Filed by the Registrant  [   ] Filed by a Party other than the
Registrant  [ x ]

Check the appropriate box:

[   ]  Preliminary Proxy Statement

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by Rule 14a-6(e)(2))

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[ X ]  Soliciting Material Pursuant to (S) 240.14a-12

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                  VERIZON COMMUNICATIONS, INC.

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        (Name of Registrant as Specified in Its Charter)
    ASSOCIATION OF BELLTEL RETIREES, C. WILLIAM JONES, JOHN M. BRENNAN, MICHAEL S. KUCKLINCA, EILEEN T. LAWRENCE, RICHARD S.
 KNAPP, ROBERT E. REHM, JAMES E. CASEY, JR., PAMELA M. HARRISON,
     MICHAEL McFADDEN, JOHN A. PARENTE, JOSEPH A. RISTUCCIA,
            SANDRA DiIORIO THORN AND PATRICIA TRENT WELLS
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           (Name of Person(s) Filing Proxy Statement,
                  if other than the Registrant)

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                From: Association of BellTel Retirees Inc.

(ABTR LOGO)
                Butler Associates, LLC.
                204 East 23rd Street
                New York, NY 10010
                Contact: Tom Butler 212-685-4600 Ext 6982
                TButler@ButlerAssociates.com
                Stu Miller 212-685-4600 Ext 6980 or
                Smiller@ButlerAssociates.com
_________________________________________________________________

For Immediate Release:

VERIZON RETIREES PROXY SAYS SEPARATE OFFICE OF CHAIRMAN & CEO

New York -- Retirees of Verizon Communications (NYSE- VZ), who in 2007 successfully passed a "Say on Executive Pay" proxy, garnering 50.18% of shareowner vote, are back for their 11th consecutive proxy campaign, this year proposing to separate the offices of Chairman and CEO at Verizon. This year's annual meeting is May 1 in Lincoln, Nebraska.

The proposer, The Association of BellTel Retirees Inc. (www.BellTelRetirees.org) is seeking the company's board of directors to adopt a policy requiring that future Board chairmen be selected only from the independent directors who have not served as an executive officer of the company. According to C. William Jones, who will present this proposal at the annual meeting, separating the roles of Chairman and CEO is fundamental to sound corporate governance.

"How can the CEO be his own boss? Directors are responsible for protecting the shareholders' interests, which includes monitoring and evaluating the CEO's performance. When the CEO is also the chairman of the board, there is an ambiguity about who is working for whom. There is a built in barrier to replacing a poorly performing CEO," said Mr. Jones. The item will be #5 on the 2008 Verizon shareowners proxy ballot.

Over the last 11 years leaders of the 100,000 member non-profit retiree association have proposed numerous shareowner proxies that forced corporate governance changes at the company in 2003, 2004, 2005 and 2007 (History Attached). In 2007 the Association's successful proxy asked the Verizon Board Of Directors to include an advisory non-binding resolution allowing shareholders to approve or disapprove of the executive compensation package of senior executive officers.

"One need only to look at the 2008 Verizon proxy statement and you will see the retiree association's good governance footprints are all over it," said Mr. Jones.

Jones cited several outside reports and studies as proof that the current board structure isn't helping shareholders. The Corporate Library singled out Verizon for the second straight year as one of 12 "Pay for Failure" companies with the worst combination of excessive CEO pay and negative shareholder returns over the most recent five-year period. In the five fiscal years through 2006, CEO/Chairman Ivan Seidenberg received $68.6 million in compensation while total shareholder return was a negative 5%. The Wall Street Journal (October 18,
2006) reported that after Verizon's stock declined 25% during 2005, the Board decoupled its Chairman/CEO's incentive compensation from stock appreciation.

Numerous independent studies have shown that companies perform better with non-executive board chairmen. A 2006 Booz Allen Hamilton Study (CEO Succession 2005: The Crest of The Wave; May 2006) of the 2,500 largest public companies concluded that over the previous three years, non-chairmen CEO's produced shareholder returns three times as high as those of CEO/chairmen. The study showed that among both American and European companies, firms that separated the top two jobs produced shareholder returns 5 percentage points higher on average than those where one person held both posts.

A 2006 report from Moody's concluded that an independent chair improves board effectiveness: "We believe that arguments against independent board leadership are outweighed by clarity of accountability and the strengthened ability of independent directors to respond quickly in a crisis."

"The lack of a truly independent board is especially bad at Verizon," said Jones. "The Corporate Library considers half the Verizon Board to be non-independent because the CEO and six 'outside related' directors have recently had a financial relationship with Verizon other than their directorship."

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HISTORY OF PROXY PROPOSAL VICTORIES BY THE ASSOCIATION AND ITS LEADERS:

In 2003 - The retirees won 59% with their Executive Severance Agreement proposal. The non-binding proposal limits overly-generous executive compensation packages and golden parachutes.

In 2003 - Prior to the annual shareholders meeting, Verizon's board agreed to another BellTel Proxy, to exclude pension credits (shadow profits) from the calculation of executive compensation. This measure won 43% of shareholder votes in 2002.

In 2004 - After Verizon's board failed to implement 2003's Executive Severance Agreement proposal the retirees authored a binding proposal on this issue. Verizon relented, agreeing to gain shareholder approval for future Executive Severance Agreement more than 2.99 times an executive's base salary and short term bonus.

In 2005 - Before Verizon's proxy ballot went to shareowners, the company agreed to a retiree proxy demand to reign-in Supplemental Executive Retirement Plan
(SERP) income for senior executives. In 2004 the retiree proxy achieved 37% of shareholder vote. Prior to the change, executives received SERP equal to 32% of combined salary plus bonus for every dollar above $210,000 during their first 20 years. After the first 20 years, the SERP rate reduced to 7%. In 2004 the payout amounted to $161 million and more than $400 million over three years, according to Verizon estimates. The agreement negotiated by retiree leaders reduced these excessive amounts including the 32% level down to a range of 4% to 7%.

In 2007 - Verizon Retirees won 50.18% of shareowner vote for proxy giving stock holders a "Say on Executive Pay."

In 2007 - In the fall of 2006 Association of BellTel Retirees Chief Financial Officer, Robert Rehm, proposed a proxy, to appear in the 2007 ballot, to limit the number of corporate boards a Verizon director can serve on. After its submission Verizon changed its Corporate Governance Guidelines to "provide that a Director who serves as an executive officer of a public company should not serve on more than three public company boards," and that other directors "should not serve on more than six public company boards." After this governance change Mr. Rehm then withdrew his proposal.

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